SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 19/17

Copel Distribuição’s Grid Market grows 0.5% in the second quarter

     This report analyzes the performance of Copel’s electricity market between April and June 2017, compared with the amounts recorded in the same period of 2016.

Grid Market (TUSD)

     Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 0.5% in 2Q17, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-17	Jun-16	Var. %	2Q17	2Q16	Var. %	1H17	1H16	Var. %
Captive Market	4,515,938	4,456,326	1.3	4,813	5,820	(17.3)	10,149	11,837	(14.3)
Concessionaries and Licensees	6	6	-	145	185	(21.6)	288	362	(20.4)
Free Customers ¹	880	229	284.3	2,254	1,171	92.5	4,213	2,161	95.0
Grid Market	4,516,824	4,456,561	1.4	7,212	7,176	0.5	14,650	14,360	2.0
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

Copel Distribuição

     Captive Market

     Copel Distribuição’s captive market energy sales totaled 4,813 GWh in the 2Q17, which represents a reduction of 17.3%. This result was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market throughout 2016.

       The following table shows captive market trends by consumption segment:

	Number of Customers			Energy sold (GWh)
	Jun-17	Jun-16	Var. %	2Q17	2Q16	Var. %	1H17	1H16	Var. %
Residential	3,638,842	3,572,311	1.9	1,710	1,752	(2.4)	3,608	3,533	2.1
Industrial	78,000	84,457	(7.6)	828	1,623	(49.0)	1,725	3,230	(46.6)
Commercial	384,949	378,733	1.6	1,106	1,285	(13.9)	2,406	2,702	(11.0)
Rural	356,753	363,680	(1.9)	558	552	1.1	1,188	1,166	1.9
Other	57,394	57,145	0.4	611	608	0.5	1,222	1,206	1.3
Captive Market	4,515,938	4,456,326	1.3	4,813	5,820	(17.3)	10,149	11,837	(14.3)

Notice to the Market – IR 19/17

     The residential segment consumed 1,710 GWh between April and June 2017, recording a reduction of 2,4% in consumption, due to the lower average monthly consumption of customers (157 KWh in 2Q17 versus 163 KWh in 2Q16). This decrease in consumption is a result of the milder temperatures compared to the same period of 2016 and the activation of the red flag in April and May 2017 (against the activation of the green flag in the second quarter of 2016). In addition, the persistent economic scenario with high levels of unemployment, indebtedness and shrinking family income pressured households to save energy. In 2Q17, the residential consumption was equivalent to 35.5% of the captive market, totaling 3,638,842 consumers.

Average Consumption (kWh/month)
2Q16	2Q15	Var.%
157	163	(4,2)

     The industrial segment in the captive market registered a fall of 49.0% in the 2Q17, totaling 828 GWh, mainly reflecting the migration of customers to the free market. Between July 2016 and June 2017, 376 customers left Copel Dis's industrial captive market (38 customers only in 2Q17), which would represent an average consumption of, approximately, 827 GWh in the quarter if they continued in the captive market of Copel Dis. At the end of 2Q17, the industrial segment accounted for 17.2% of captive market consumption and had 78,000 consumers. Disregarding the effects of customer migration, this class would have grown by 2.0% in 2Q17.

     The commercial segment consumed 1,106 GWh in the 2Q17, signifying a reduction of 13.9% compared to the 2T16. This performance was influenced by the migration of 262 customers to the free market between July 2016 and June 2017 (35 clients only in 2Q17), which corresponds to an approximate consumption of 161 GWh in the quarter, and the economic scenario, due to the decrease in the sales volume of retail trade. At the end of 2Q17, this segment represented 23.0% of the captive market with 384,949 consumers. Excluding the impact of customer migration, this segment would have registered growth of 1.5% in 2Q17.

     Rural segment recorded a 1,1% increase in consumption in the 1Q17, totaling 558 GWh. At the end of June 2017, this segment represented 11.6% of Copel's captive market with 356,753 consumers.

     Other segments (government, public lighting, public services and own consumption) totaled 611 GWh consumed between April and June 2017, growth of 0.5%. Together, these classes were equivalent to 12.7% of the captive market with 57,394 consumers at the end of 2Q17.

Notice to the Market – IR 19/17

Copel’s Consolidated Market

     Electricity Sales to Final Customers

     Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 8.0% between April and June 2017.

      The table below breaks down energy sales by consumption segment:

		Energy Sold (GWh)
Segment	Market
		2Q17	2Q16	Var. %	1H17	1H16	Var. %
Residential		1,710	1,752	(2.4)	3,608	3,533	2.1
Industrial	Total	2,180	2,556	(14.7)	4,219	5,040	(16.3)
	Captive	828	1,623	(49.0)	1,725	3,230	(46.6)
	Free	1,352	933	44.9	2,494	1,810	37.8
Commercial	Total	1,151	1,285	(10.4)	2,487	2,704	(8.0)
	Captive	1,106	1,285	(13.9)	2,406	2,702	(11.0)
	Free	45	0	-	81	2	-
Rural		558	552	1.1	1,188	1,166	1.9
Other		611	608	0.5	1,222	1,206	1.3
Energy Supply		6,210	6,753	(8.0)	12,724	13,649	(6.8)

Total Energy Sold

     Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 10,621 GWh in 2Q17, representing a decrease of 5.1%.

     The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

Notice to the Market – IR 19/17

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-17	Jun-16	Var. %	1Q17	2Q16	Var. %	1H17	1H16	Var. %
Copel DIS
Captive Market	4,515,938	4,456,326	1.3	4,813	5,820	(17.3)	10,149	11,837	(14.3)
Concessionaries and Licensees	6	6	-	131	172	(23.8)	257	334	(23.1)
CCEE (MCP)	-	-	-	1,006	645	56.0	1,607	1,002	60.4
Total Copel DIS	4,515,944	4,456,332	1.3	5,950	6,637	(10.4)	12,013	13,173	(8.8)
Copel GeT
CCEAR (Copel DIS)	1	1	-	19	36	(47.2)	42	77	(45.5)
CCEAR (other concessionaries)	28	39	(28.2)	202	881	(77.1)	414	1,884	(78.0)
Free Customers	51	23	121.7	1,238	933	32.7	2,318	1,813	27.9
Bilateral Agreements ¹	32	16	100.0	1,841	1,827	0.8	3,510	3,859	(9.0)
CCEE (MCP) ²	-	-	-	864	574	50.5	1,725	883	95.4
Total Copel GeT	112	79	41.8	4,164	4,251	(2.0)	8,009	8,516	(6.0)
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	209	209	-	416	418	(0.5)
CER	3	3	-	89	89	-	177	178	(0.6)
Total Wind Farm Complex	115	115	-	298	298	-	593	596	(0.5)
Copel Comercialização
Free Customers	75	-	-	159	-	-	257	-	-
Bilateral Agreements	12	-	-	50	-	-	102	-
Total Copel Comercialização	142	-	-	209	-	-	359	-	-
Total Copel Consolidated	4,516,313	4,456,526	1.3	10,621	11,186	(5.1)	20,974	22,285	(5.9)

Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements .
² As sured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

Curitiba, July 27, 2017.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 31, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.